June 17, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Registration Statement on Form S-4
of LRI Holdings, Inc.
File No. 333-173579 & -01 to -03
Ladies and Gentlemen:
     Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, LRI Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so as to permit it to become effective at 10:00 AM (EST) on June 21, 2011, or as soon thereafter as possible.
     The Registrant hereby acknowledges that:
          (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, LRI HOLDINGS, INC.
By:	/s/ Amy L. Bertauski
	Name:	Amy L. Bertauski
	Title:	Chief Financial Officer and Treasurer